SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the fiscal year ended December 31, 2001.

Or

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                    to                    .

Commission file number: 1-13908

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMVESCAP 401(k) Plan
1315 Peachtree Street, N.E.
Atlanta, Georgia 30309

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMVESCAP PLC
11 Devonshire Square
London EC2M 4YR

AMVESCAP 401(K) PLAN

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2001 AND 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the AMVESCAP 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the AMVESCAP 401(k) Plan as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in its net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule of assets (held at end of year) has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Atlanta, Georgia
May 17, 2002

AMVESCAP 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
INVESTMENTS, at fair value as determined by quoted market prices (Notes 3 and 4):
Cash equivalents	$136,449	$67,073
AMVESCAP PLC ordinary shares	2,400,706	1,542,612
Non-employer common stock	467,797	0
Mutual funds	138,301,667	142,597,352
INVESTMENTS, at fair value as determined by the trustee (Notes 3 and 4):
Collective trusts	14,503,977	9,134,687
INVESTMENTS, at contract value (Notes 3 and 4):
Collective trust	19,177,817	12,758,840
Participant loans	5,616,213	5,055,878

Total investments	180,604,626	171,156,442

RECEIVABLES:
Employer contributions	918,181	583,128
Investment income	245	370
Due from brokers for sales of securities	28,529	41,523

Total receivables	946,955	625,021

PAYABLES:
Due to brokers for purchases of securities	(3,207)	(37,194)
Refunds payable to participants	(226,378)	(1,083,342)

Total payables	(229,585)	(1,120,536)

NET ASSETS AVAILABLE FOR BENEFITS	$181,321,996	$170,660,927

The accompanying notes are an integral part of these statements.

AMVESCAP 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2001

INVESTMENT INCOME (LOSS):
Interest and dividends	$2,786,458
Net depreciation in fair value of investments	(40,453,257)

Net investment loss	(37,666,799)
CONTRIBUTIONS:
Employer	13,135,643
Participant	22,214,541
Rollovers from qualified plans	5,161,845
BENEFITS PAID TO PARTICIPANTS	(6,174,002)
TRANSFERS FROM PREDECESSOR PLANS (Note 1)	13,989,841

NET INCREASE	10,661,069
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	170,660,927

End of year	$181,321,996

The accompanying notes are an integral part of this statement.

AMVESCAP 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2001 AND 2000

1.      PLAN DESCRIPTION

The following description of the AMVESCAP 401(k) Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document.

General

The Plan, established effective January 1, 2000, is a defined contribution plan for the benefit of qualifying employees of AVZ, Inc. (the “Plan Administrator”); A I M Management Group Inc. (“AIM”); AMVESCAP Group Services, Inc.; INVESCO Funds Group, Inc. (“IFG”); INVESCO Retirement, Inc. (“IRI”); INVESCO Institutional (N.A.), Inc.; and Atlantic Trust Group, Inc. (collectively, the “Employers”) and their beneficiaries to provide for retirement, death, and disability benefits. The ultimate parent company of the Employers is AMVESCAP PLC.

Full-time or part-time salaried or hourly employees of the Employers are generally eligible to participate in the Plan on the first day of the month following employment if hired between the first and fifteenth of the previous month or the first day of the month after completing 28 days of service if hired after the fifteenth of a month, provided they are permanent employees, as defined. Nonresident aliens, collective bargaining unit employees, leased employees, and independent contractors are generally excluded from participating in the Plan.

Plan Administration

The Plan is administered by the Plan Administrator. AMVESCAP National Trust Company (“ANTC”) is the Plan’s trustee and asset custodian, except for the ordinary shares of AMVESCAP PLC and grandfathered assets held in participant-directed brokerage accounts, which are in the custody of State Street Bank. ANTC is a wholly owned subsidiary of IRI. IRI provides record-keeping services for the Plan.

Contributions

Employees are permitted to make pretax elective deferrals of 1% to 11% of compensation, as defined, subject to certain limitations under the Internal Revenue Code.

The Employers are required to make matching contributions of 100% of the first 3% of compensation contributed by the participant, plus 50% of the next 2% of compensation contributed by the participant. The Employers may also elect to make a discretionary profit-sharing contribution to the Plan. Any such profit-sharing contributions are allocated based on relative compensation to all eligible employees employed on the last day of the plan year as well as those who separate from service during the plan year due to death, disability, or retirement at age 59 1/2.

The Plan also accepts rollovers of distributions from other tax-qualified plans.

Participant Accounts

The Plan is a defined contribution plan under which separate accounts are maintained for each participant. Each participant’s account is credited with his/her elective deferrals, roll-over contributions, employer matching contributions, and allocations of employer profit-sharing contributions and investment gains (losses). Investment gains (losses) are valued and allocated to participants daily based on their relative account balances in each investment option.

Vesting

Eligible participants are 100% vested in all contributions to the Plan.

Benefits

Benefits may be paid to a participant upon attainment of normal retirement age (59 1/2), death, disability, or termination of employment. The normal form of benefit is a lump-sum distribution. A participant may also elect to receive installment payments. Distributions may be made by payment of a lump sum or may be deferred by the participant if the accrued account balance exceeds $5,000. Distribution amounts are determined based on the market value of the participant’s account as of the date IRI processes the distribution.

Any portion of a participant’s account which is held in AMVESCAP PLC ordinary shares may be distributed in-kind at the election of the participant, with a minimum of 100 shares required to make this election.

In-service withdrawals of amounts in a participant’s roll-over account or after-tax account (from prior plans) are permitted upon reaching age 59 1/2.

Transferred Assets

In 2001, the Plan’s sponsor acquired Pell Rudman & Co., Inc. and Fleet Boston’s Administrative Services Group. Effective October 1, 2001, the acquired employees’ account balances were transferred from their prior employer’s 401(k) plans into the Plan. The participants’ assets were generally mapped to investment options with similar risk levels. However, former participants of the Fleet 401(k) Plan were allowed to grandfather FleetBoston Financial Corp. common stock into the Plan, and a former participant of the Pell Rudman 401(k) Plan was allowed to grandfather some readily marketable assets into the Plan.

2.      INVESTMENT OPTIONS

The Plan offers participants investment options that include mutual funds and collective trusts managed by ANTC, AIM, and IFG. Participants may also direct the contributions to their accounts into a unitized stock fund (“AMVESCAP Stock Fund”) that is primarily invested in AMVESCAP PLC ordinary shares. No more than 10% of a participant’s total account can be invested in this stock fund. Under London Stock Exchange rules governing insider trading, “close periods” are designated at the close of each calendar quarter during which purchases and sales in the stock fund are restricted.

Participants who invest in the AMVESCAP Stock Fund receive all material provided to AMVESCAP PLC shareholders. Participants who have invested in the AMVESCAP Stock Fund may direct the trustee how to vote (or tender, if applicable) AMVESCAP PLC ordinary shares. The trustee determines each participant’s proportional share of the AMVESCAP PLC ordinary shares, based on the number of units allocated to a participant’s account, and solicits the participant’s instructions. The trustee votes (and/or tenders) the ordinary shares according to the participant’s directions. Normally, the trustee will not vote ordinary shares or tender ordinary shares for which it does not receive directions.

The separate investment options made available under the Plan may be changed, eliminated, or modified from time to time by the Plan Administrator. Participants make their investment elections in 1% increments with changes and transfers allowed on a daily basis.

Loans to Participants

The Plan permits loans to participants up to the lesser of 50% of the participant’s vested account balance or $50,000, less certain amounts for loans outstanding during the prior year. For purposes of determining the maximum amount a participant may borrow, the outstanding principal balance of loans under any other plan of the employer is also considered. A participant may have only one outstanding loan at a time from the Plan or the AMVESCAP Money Purchase Plan. A participant generally has up to five years to repay the principal and interest, unless the loan is for the purchase of a residence, in which case the repayment period is up to ten years. Loans are made for a minimum of $500, and loan processing fees are charged directly to the participant’s account. Interest rates on loans to participants are determined at the time the loan is made based on market rates (5.75% at December 31, 2001), as determined by the Plan Administrator.

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. However, in the opinion of the Plan Administrator, such differences would not be significant.

The Plan provides for investment in securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation

Investments in securities traded on security exchanges are valued at the quoted market price on the last business day of the plan year. Loans to participants are carried at the amounts outstanding, which approximate their estimated fair values.

Investments in units of collective trust funds are valued at the net unit value of the respective collective trust funds as calculated each day. Investments in shares of investment companies are valued at the respective net asset values as reported by such investment companies.

Guaranteed investment contracts and synthetic investment contracts included in the IRT Stable Value Fund are fully benefit-responsive and are valued at their fair value as determined by ANTC, which is generally deemed to be accrued at book value (cost plus accrued income). The contract value approximates fair value at December 31, 2001 and 2000.

Income Recognition

Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Investment income, which is recognized on the accrual basis, and gains or losses are recorded in the individual participants’ accounts, based on the participants’ holdings.

Net Depreciation in Fair Value of Investments

Realized gains (losses) from the sales of investments and changes in unrealized appreciation (depreciation) are aggregated and reported in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Administrative Expenses

Certain administrative functions are performed by officers or employees of the Employers. No such officer or employee receives compensation from the Plan. Administrative expenses are paid by the Employers, except the loan fees discussed previously. Investment management fees are paid by the Plan and are netted against investment income.

4.      INVESTMENTS

The fair market values of individual assets that represent 5% or more of the Plan’s assets as of December 31, 2001 and 2000 are as follows:

2001:
IRT Stable Value Fund	$19,177,817
AIM Small Cap Growth Fund, Class A	16,944,614
AIM Basic Value Fund, Class A	14,287,127
AIM Aggressive Growth Fund, Class A	12,344,604
AIM Value Fund, Class A	12,036,909
AIM International Equity Fund, Class A	11,541,548
AIM Constellation Fund, Class A	9,661,566
INVESCO Dynamics Fund	9,447,625
2000:
AIM Small Cap Growth Fund, Class A	$17,369,290
INVESCO Blue Chip Growth Fund	16,007,161
AIM Aggressive Growth Fund, Class A	15,529,391
IRT Stable Value Fund	12,758,840
AIM Value Fund, Class A	12,012,842
AIM Constellation Fund, Class A	11,114,705
AIM Basic Value Fund, Class A	10,009,275
INVESCO Market Neutral Equity Fund	9,134,687

Net depreciation in the fair value of investments for the year ended December 31, 2001 is as follows for each investment type:

AMVESCAP PLC ordinary shares	$(493,882)
Non-employer common stock	1,568
Mutual funds	(38,098,502)
Collective trusts	(1,862,441)

Net depreciation in fair value of investments	$(40,453,257)

5.      RELATED-PARTY TRANSACTIONS

During 2001, a significant portion of the plan’s assets was held in related-party funds at ANTC, IFG, and AIM. All transactions in these funds, while they are directed by the participants, represent related-party transactions.

At December 31, 2001, the Plan held 166,633 ordinary shares of AMVESCAP PLC which represents an ownership interest in AMVESCAP PLC of less than 1%.

6.      TAX STATUS

The Plan has applied for, but has not yet received, a determination letter. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan Administrator believes that the Plan is qualified and that the related trust is tax-exempt.

7.      PLAN TERMINATION

The Plan Administrator intends to continue the Plan. However, the Plan Administrator, through its board of directors or the board’s designee, reserves the right to amend, modify, or terminate the Plan at any time. If the Plan is amended, the benefits already credited to participants under the Plan will not be reduced unless required by the Internal Revenue Service. Because the Plan is not a defined benefit pension plan under the Employee Retirement Income Security Act of 1974, the Plan’s benefits are not insured by the Pension Benefit Guaranty Corporation.

SCHEDULE I

AMVESCAP 401(K) PLAN

SCHEDULE H, LINE 4i—ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2001

	Name of Issuer	Number of Shares or Principal Amount	Current Value
	CASH EQUIVALENTS:
*	SSGA Money Market Fund	136,449	$136,449

*	AMVESCAP PLC ORDINARY SHARES	166,633	2,400,706

	COLLECTIVE TRUSTS:
*	IRT Stable Value Fund	19,177,817	19,177,817
*	IRT Market Neutral Equity Fund	1,245,383	8,530,871
*	IRT International Equity Fund	6,747	120,569
*	IRT 500 Index Fund	26,035	726,642
*	IRT Core Multiple Attribute Equity Strategy Fund	50,924	498,541
*	IRT Small Cap Equity Strategy Fund	2,575	149,634
*	IRT Income Fund	169,482	4,477,720

			33,681,794

	NON-EMPLOYER COMMON STOCK:
	Publicly traded self-directed investments	17,860	467,797

	MUTUAL FUNDS:
*	INVESCO Growth Fund	3,429,184	8,915,878
*	INVESCO Equity Income Fund	223,263	2,692,548
*	INVESCO Dynamics Fund	593,071	9,447,625
*	INVESCO Growth & Income Fund	850,881	7,589,860
*	INVESCO High Yield Fund	491,563	1,794,205
*	INVESCO Telecommunications Fund	231,716	3,851,113
*	INVESCO Total Return Fund	70,687	1,767,891
*	INVESCO Technology II Fund	217,293	7,077,231
*	INVESCO Financial Services Fund	81,727	2,228,709
*	INVESCO Small Company Growth Fund	157,078	1,906,931
*	INVESCO Balanced Fund	247,240	3,617,126
*	AIM Small Cap Equity Fund	25,918	264,103
*	AIM Constellation Fund, Class A	437,175	9,661,566
*	AIM Aggressive Growth Fund, Class A	1,306,307	12,344,604
*	AIM Value Fund, Class A	1,107,351	12,036,909
*	AIM Weingarten Fund, Class A	444,489	5,996,160
*	AIM International Equity Fund, Class A	774,601	11,541,548
*	AIM Small Cap Growth Fund, Class A	660,094	16,944,614
*	AIM Basic Value Fund, Class A	502,360	14,287,127
*	AIM Mid Cap Equity Fund	16,992	405,251
*	AIM Global Health Care Fund	141,036	3,930,668

			138,301,667

	PARTICIPANT LOANS:
*	Promissory notes, with interest ranging from 6.5% to 10.5% and varying maturities	5,616,213	5,616,213

			$180,604,626

*Indicates a party in interest.

The accompanying notes are an integral part of this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMVESCAP 401(K) PLAN

By:	AVZ INC.
Plan Administrator

Date: May 21, 2002	By:	/s/ ROBERT F. MCCULLOUGH
Name: Robert F. McCullough Title: Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit 23 — Consent of Independent Public Accountants
Exhibit 99 — Letter from AVZ Inc. to the Securities and Exchange Commission relating to Arthur Andersen LLP